Exhibit 99.2

February 4, 2026

We refer to the prospectus supplement dated February 4, 2026 (the “Prospectus Supplement”) to the short form base shelf prospectus dated February 14, 2025, forming part of the registration statement on Form F-10 (Registration No. 333-284958) dated February 14, 2025 (the “Registration Statement”) of Aurora Cannabis Inc. We hereby consent to the use of our firm name under the headings “Legal Matters” and “Enforceability of Civil Liabilities by U.S. Investors”.

In giving such consent we do not thereby admit that we are in the category of persons whose consent is required by the United States Securities Act 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Stikeman Elliott LLP

STIKEMAN ELLIOTT LLP